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Exhibit (a)(7)

730 Stockton Drive Exton, PA 19341 Phone (610) 458-7300 Fax (610) 458-7380

November 25, 2013

Dear ViroPharma Stockholders:

        We are pleased to report that ViroPharma Incorporated (the "Company") has entered into an Agreement and Plan of Merger, dated as of November 11, 2013 (the "Merger Agreement"), with Shire Pharmaceutical Holdings Ireland Limited ("SPHIL"), Venus Newco, Inc. ("Purchaser"), a wholly owned subsidiary of SPHIL, and, solely for the limited purposes set forth therein, Shire plc, which provides for the acquisition of the Company by SPHIL.

        Pursuant to the Merger Agreement, today Purchaser has commenced a tender offer to purchase all of the shares of the Company's common stock, par value $0.002 per share (each, a "Share"), that are issued and outstanding at a price per Share of $50.00 (the "Offer Price"), net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

        The Offer and withdrawal rights are initially scheduled to expire at 6:00 p.m., New York City time, on Thursday, December 26, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

        Shares validly tendered and not withdrawn pursuant to the Offer will be purchased by Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of SPHIL (the "Merger").

        As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company's board of directors (the "Company Board") has unanimously (i) adopted and declared the advisability of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and its stockholders (other than SPHIL and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Merger and that the Company's stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein and (iii) declared that the terms of the Offer and the Merger are fair to the Company and its stockholders (other than SPHIL and its subsidiaries). Accordingly, the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

        In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase, dated November 25, 2013, and related materials, including a Letter of Transmittal, for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

        We greatly appreciate and thank you for the outstanding support and encouragement you have shown the Company.

Sincerely,

Vincent J. Milano President and Chief Executive Officer

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  Exhibit (a)(7)